United States

Securities And Exchange Commission

Washington, D.C. 20549

FORM 1-SA

☒ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the semiannual period ended June 30, 2022

Coyuchi, Inc.

(Exact name of issuer as specified in its charter)

California	68-0263042
(State or other jurisdiction of organization)	(I.R.S. Employer Identification Number)

1400 Tennessee Street, Unit 1, San Francisco, California 94107

(Address of principal executive office)

(888) 418-8847

(Registrant’s telephone number, including area code)

Series C Preferred Stock

Common Stock issuable upon conversion of Series C Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

EXPLANATORY NOTE

This Special Financial Report on Form 1-SA is filed herewith pursuant to Rule 257(b)(2)(i)(B) of Regulation A under the Securities Act of 1933, as amended, relating to the offering statement on Form 1-A of Coyuchi, Inc. (the “Company”), as amended (File No. 024-11888), which was qualified by the Commission on August 9, 2022.

2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six-month period ended June 30, 2022, as compared to the six-month period ended June 30, 2021, should be read in conjunction with our financial statements and the related notes included elsewhere in this report. In this Special Financial Report on Form 1-SA (this “Report”), the terms “Coyuchi”, “Company,” “we,” “our,” or “us” refer to Coyuchi, Inc. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date.

The only audited financial figures included in this report are the balances as of December 31, 2021, which should be read in conjunction with the financial statements for the year ended December 31, 2021 and notes thereto included in the Company’s amended offering statement on Form 1-A as filed at www.sec.gov on July 19, 2022. All others are internally prepared and reflect unaudited balances.

Market Information

The U.S. home textile market has increased and according to the Home Textiles Today Business Annual 2021, the overall addressable U.S. market for home textiles is estimated at $37.2 billion, of which $20.7 billion is estimated as the serviceable addressable market for Coyuchi based on the product categories we sell. The global organic bedding market is $814 million in 2020 and expected to grow to $1.1 billion by 2027. Based on the results of the 2020 Cotton Incorporated Home Textiles Survey, 76% of U.S. home textiles are purchased in physical stores and 70% of the bedding purchases are made by consumers directly in mass merchant and department stores.

Historical Key Performance Indicators

According to the Company’s KPI reports, the Company has a strong customer base and brand loyalty. Our customer base has been increasing, from 10,000 customers in 2015 to 50,000, 156,000, and 211,000 customers in 2018, 2020, and 2021, respectively. Customers are defined as unique customers based on customer ID from our ERP system. In addition, 35% of customers make repeat orders within 24 months. Customer demographics is primarily composed of working professionals and/or environmentally and ethically conscious consumers. The Company’s social media has a combined network of 250,000 followers. “Followers” is defined to include active subscribers to our email newsletter and the number of the Company’s followers on each social media platform.

As to financial performance, annual revenues were approximately $10 million, $20 million, and $30 million for the years ended December 31, 2016, 2019, and 2021, respectively, representing a compound annual growth rate for the period 2016 through 2021 of 26%.

Plan of Operations

Our plan of operations is to capitalize on the current market trend and information in order to improve upon the KPIs of the Company. The Company plans to broaden its retail footprint by opening additional stores in low-risk, capital-light manner to drive revenue growth, brand loyalty, and community. In addition, the Company also plans to expand its B2B partners with wholesalers, online marketplaces, and other collaborators in order to increase mass merchant and department store presence.

The Company also plans to leverage on the existing and growing customer base for further community development and driving brand awareness and new customer acquisitions profitably.

3

Results of Operations

The following section discuss and analyze the changes in the significant line items in our statements of operations for the comparison periods identified.

Sales

	For the Six Months Ended		Change
	June 30, 2022	June 30, 2021	Amount	Percentage
Net Sales	$13,799,481	$15,153,226	$(1,353,745)	(9)%

Net sales for the six-month period ended June 30, 2022 amounted to $13,799,481, as compared to $15,153,226 to six-month period ended June 30, 2021. The 9% decline in sales, which amounts to $1,353,745, is primarily due to decline in sales volume caused by post-pandemic consumer behavior’s shift away from home purchasing, which is observable within the industry. Due to the ongoing decline in the real estate and construction industry, there is an expected increase in home textile demand as consumers would divert purchases to furniture and home accessories rather than purchasing new homes.

In addition, there are other external factors which had an effect on the performance of the Company. One factor is the increase in pricing of digital advertising costs of Apple and Facebook, thus reducing customer conversion for six-month period ending June 30, 2022 (described in more detail below under Operating Expenses). Another is the disruption in the supply chain caused by the pandemic, thus resulting into delayed shipments and high inventory levels for core product. Although there is a decline in the Company’s overall sales, average order value improved year over year, with average order values in the comparative six-month period increasing to $300 in 2022 as compared $260 in 2021, and are considered as first-order profitable. We believe that sales will be supplemented in the latter half of the year due to the strong inventory position to support the upcoming Holiday Season. The Company also invested in its technology and people in order to improve its operational efficiency.

Below is a summary of the disaggregation of Net Sales per category of sales channel:

	For the Six Months Ended		Change
	June 30, 2022	June 30, 2021	Amount	Percentage
Direct-to-Customer	$12,965,440	$14,718,045	$(1,752,605)	(12)%
Wholesale	2,426,123	2,297,430	128,693	6%
Others	645,163	600,256	44,907	7%
Adjustments, Discounts	(2,237,245)	(2,462,505)	225,260	(9)%
Net Sales	$13,799,481	$15,153,226	$(1,353,745)	(9)%

Cost of Sales

	For the Six Months Ended		Change
	June 30, 2022	June 30, 2021	Amount	Percentage
Cost of Sales	$6,134,984	$6,364,666	$(229,682)	(4)%
Gross Profit	$7,664,497	$8,788,560	$(1,124,063)	(13)%

Total cost of sales decreased by $229,682, or approximately 4%, from the six-month period ended June 30, 2021 to the six-month period ended June 30, 2022. Gross profit also decreased by $1,124,064, or approximately 13%. This was primarily due to the increase in freight in charges due to supply chain effects of the COVID-19 pandemic which are yet to reverse in early 2022.

4

Operating Expenses

	For the Six Months Ended		Change
	June 30, 2022	June 30, 2021	Amount	Percentage
Professional and Consulting Fees	$1,545,805	$1,013,003	$532,802	53%
Selling Expense	431,541	447,397	(15,856)	(4)%
Marketing and Advertising	3,677,704	3,542,866	134,838	4%
General and Administrative	3,446,840	2,900,893	545,947	19%
Depreciation and Amortization	89,637	41,551	48,086	116%
Operating Expenses	$9,191,527	$7,945,710	$1,245,817	16%

Total operating expenses increased by $1,564,259, or approximately 20%, from the six-month period ended June 30, 2021 to the six-month period ended June 30, 2022. This was primarily due to the effects of the following:

●	Increase in professional and consulting fees of $532,802, or approximately 53%, from the six-month period ended June 30, 2021 to the six-month period ended June 30, 2022. $156,330 or 29% of the increase is related to Regulation A+ offering costs for PCAOB audit of the financial statements. The remaining increase is attributed to professional and IT costs related to the Enterprise Resource Management system implementation that was launched on October 1, 2022 and higher technology and system costs & maintenance.
●	Increase in general and administrative expense of $545,947, or approximately 19%, from the six-month period ended June 30, 2021 to the six-month period ended June 30, 2022 is due to higher staffing and office costs. Additional staff were employed in operations, inventory management, and marketing functions to address areas of opportunity in the business.
●	Increase in marketing and advertising expense of $134,838, or approximately 4%, from the six-month period ended June 30, 2021 to six-month period ended June 30, 2022 is due to general increased costs of advertising fees in 2022 (74%) and marketing costs related to Regulation A + offering (26%). Digital spend was decreased by 36% year over year to address the advertising fee increases.

Other Income (Expense)

	For the Six Months Ended		Change
	June 30, 2022	June 30, 2021	Amount	Percentage
Other	$108,066	$(339)	$108,405	31,978%
Interest Expense	(112,152)	(39,409)	(72,743)	185%
Interest Expense – Related Party	(135,904)	(111,575)	(24,329)	22%
PPP Loan Forgiveness	-	579,200	(579,200)	(100)%
Other Income (Expense)	$(139,990)	$427,877	$(567,867)	(133)%

Other income (expenses) decreased by $567,867, or approximately 133%, from six-month period ended June 30, 2021 to six-month period ended June 30, 2022. This was primarily due to the effects of the following:

●	The decline was primarily due to the PPP loan forgiveness in the six-month period ended June 30, 2021, which was a one-off transaction.
●	The six-month period ended June 30, 2022 other income amounting to $108,066 pertains to 2022 benefit from a freight insurance claim that was previously written off in 2021.
●	Increase in interest expense of 185% and 22% or approximately $72,743 and $24,329, which is due to increase in lines of credit used by the Company in the six-month period ended June 30, 2022 from six-month period ended June 30, 2021 to fund the inventory purchases essential with disrupted supply chain challenges.

5

Income Tax Benefit

	For the Six Months Ended		Change
	June 30, 2022	June 30, 2021	Amount	Percentage
Income tax benefit	$365,278	$156,674	$208,604	133%

The income tax benefit is based on the estimated income taxes for the six-month period ended June 30, 2022 and 2021, respectively. The significant increase in the benefit is primarily due to the operating loss position of the Company for the 6-month period ended June 30, 2022.

Operating Segments

Although the Company disaggregates their sales as Direct-to-consumers, Wholesale, and Others, the Company only considers that it has only one operating segment, which is the sale of beddings and other similar products to customers in the United States.

Liquidity and Capital Resources

The Company’s primary sources of liquidity are our current balances of cash and cash equivalents and borrowings available under the lines of credit. Our primary cash needs are (i) meeting debt service requirements, (ii) capital expenditures in connection with making information technology enhancements, and improving our existing stores, and (iii) funding working capital requirements. The most significant components of our working capital are cash and cash equivalents, inventories, accounts payable and other current liabilities. For the six-month period ending June 30, 2022, the Company moved up its inventory deliveries in line with the disruption of the supply chain and also in preparation for the holiday season in the latter half of 2022.

For the six-month period ended June 30, 2022 and 2021, The Company has no material cash requirements nor any restriction. Also, there are no existing commitments in relation to capital expenditures during the said period and debt covenants

The Company has reported cash and cash equivalents of $574,290 and $2,817,993 as of the six-month periods ended June 30, 2022 and 2021, respectively.

	For the Six Months Ended		Change
	June 30, 2022	June 30, 2021	Amount	Percentage
Cash flows provided by (used in):
Operating activities	$(3,557,947)	$(2,078,817)	$(1,479,4130)	71%
Investing activities	(150,374)	(195,595)	49,221	(25)%
Financing activities	1,099,685	-	1,099,685	100%
Increase (decrease) in cash and cash equivalents	$(2,608,636)	$(2,278,412)	$(330,224)	(14)%

Operating Activities

Our cash flows from operating activities varies depending on the results of operations and changes in operating assets and liabilities.

For the six-month period ended June 30, 2022, net cash used in operating activities amounted to $3,557,947, which was the net effect of the following: (I) a net loss of $1,299,792, (ii) decrease in receivables of $302,230, (iii) increase in inventories of $2,019,413, (iii) decrease in prepaid and other current assets of $434,226, (iv) increase in accounts payable of $243,277, (v) decrease in accrued liabilities of $641,571, (vi) net decrease in other assets and liabilities of $434,160, and (viii) net non-cash adjustment of $269,699 which pertains to amortization of right-of-use asset amounting to $122,525, depreciation of $100,451, and income tax expense of $365,278.

For the six-month period ended June 30, 2021, net cash used in operating activities amounted to $2,078,817, which was the net effect of the following: (i) a net income of $1,429,217, (ii) increase in receivables of $732,755, (iii) increase in inventories of $569,366, (iii) increase in prepaid and other current assets of $940,918, (iv) decrease in accounts payable of $376,465, (v) decrease in accrued liabilities of $93,129, (vi) net decrease in other assets and liabilities of $73,086, and (viii) net non-cash adjustment of $722,344 which pertains to amortization of right-of-use asset amounting to $5,574, depreciation of $40,339, PPP loan forgiveness of $579,200, gain on remeasurement of right-of-use asset of $32,383, and income tax expense of $156,674.

Investing Activities

For the six-month periods ended June 30, 2022 and 2021, our investing activities pertained to acquisitions of equipment and software to improve the operational efficiency of our company, which amounted to cash payments in the aggregate of $150,374 and $199,595, respectively.

6

Financing Activities

Financing activities pertained to the net proceeds from our existing lines of credit, which amounted to $1,099,685.

In January 2014, we entered into an agreement with First Republic Bank pursuant to which First Republic Bank agreed to provide us with a line of credit up to the amount of $3,750,000, which principal and interest amounts were due in full by January 15, 2022. On January 13, 2022, we extended our line of credit with First Republic Bank. The amount of the line of credit increased by $1,000,000, thereby increasing the amount of the line of credit to $4,750,000 and also extended the term through January 2023. The interest rate on the line of credit is 6% per annum. Monthly interest payments on the line of credit are due on the 15th day of each month. The line of credit is secured by a pledge of all cash and accounts receivable and is guaranteed by a director of our company. The interest incurred for the six-month periods ended June 30, 2022 and 2021 amounts to $45,815 and $39,349, respectively.

In September 2021, we entered into an agreement with Flexport pursuant to which Flexport agreed to provide us with a line of credit up to an amount of $2,000,000. The interest rate on the line of credit is 2.5% of all outstanding eligible amounts per 90 days and a 0.15% monitoring fee earned, due and payable on the first day of each three-month period. The line of credit has no stated maturity and is renewed every 90 days upon consent of our company and Flexport. Under the terms of the agreement, in the event of non-payment, Flexport and its affiliates have the right to obtain constructive possession, including withholding delivery of any or all in-transit inventory. As of the six-month period ended June 30, 2022, $745,801 had been borrowed under this agreement.

On July 29, 2022, the revolving line of credit with Flexport was extinguished. Subsequently, the Company entered into a revolving credit agreement with Merchant Financial Group at an aggregate amount of $5,500,000. The amounts due in relation to the revolving credit shall bear interest equal to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month.

In August 2022, the Company entered into a revolving credit agreement with a related party. The Company may obtain promissory notes, at any one time, not exceeding $4,750,000 from the related party. The note shall bear interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. As of date of submission of this report, the $4,750,000 note was fully drawn. The note, together with the accrued interest, shall be due and payable on December 31, 2024.

Stock related financing activities pertained to the net proceeds from exercise of options amounting to $6,600.

7

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Coyuchi, Inc.

8

COYUCHI, INC.

BALANCE SHEETS

As of June 30, 2022 (unaudited) and December 31, 2021 (audited)

	As of June 30, 2022 (unaudited)	As of December 31, 2021 (audited)

Assets
Current assets
Cash and cash equivalents	$574,290	$3,182,926
Accounts receivable, net	578,995	881,226
Inventory	11,352,427	9,333,015
Prepaid expenses	937,668	1,371,894
Total current assets	13,443,380	14,769,061

Property and equipment, net	693,339	643,415
Security deposits	56,753	56,753
Right-of-use asset	681,166	803,691
Deferred issuance costs	318,442	-
Deferred tax assets, net	4,495,620	4,126,092
Intangible assets	997,796	997,796
Total assets	$20,686,496	$21,396,808

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$5,221,189	4,977,913
Lines of credit	5,495,801	4,402,716
Accrued liabilities	3,035,463	3,672,784
Right-of-use liability, current portion	281,403	235,113
Total current liabilities	14,033,856	13,288,526
Right-of-use liability, net of current portion	419,567	582,017
Total liabilities	$14,453,423	$13,870,543

Commitments and Contingencies

Stockholders’ Equity
Series B-1 convertible preferred stock at $0.00001 par value; 1,900,000 shares authorized; 1,848,557 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	2,772,836	2,772,836
Series B convertible preferred stock at $0.00001 par value; 16,000,000 shares authorized; 13,853,048 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	6,926,524	6,926,524
Series A-1 convertible preferred stock at $0.00001 par value; 5,500,000 shares authorized; 4,766,537 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	9,533,074	9,533,074
Series A convertible preferred stock at $0.00001 par value; 1,100,000 shares authorized; 814,583 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	1,221,875	1,221,875
Common stock, at $0.00001 par value; 30,000,000 shares authorized; 1,108,500 shares and 1,086,500 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	11	11
Additional paid-in capital	1,739,821	1,733,221
Accumulated deficit	(15,961,068)	(14,661,276)

Total Stockholders’ Equity	6,233,073	7,526,265
Total Liabilities and Stockholders’ Equity	$20,686,496	$21,396,808

9

COYUCHI, INC.

STATEMENTS OF OPERATIONS

For the Six Months Ended June 30, 2022 and 2021 (unaudited)

	For the Six Months Ended
	June 30, 2022 (unaudited)	June 30, 2021 (unaudited)

Net sales	$13,799,481	$15,153,226
Cost of Sales	6,134,984	6,364,666
Gross Profit	7,664,497	8,788,560

Operating Expenses
Professional and consulting fees	1,545,805	1,013,003
Selling expense	431,541	447,397
Marketing and advertising	3,677,704	3,542,866
General and administrative	3,444,890	2,897,460
Depreciation and amortization	89,637	41,551
Total Operating Expenses	9,189,577	7,942,277

Income (Loss) from Operations	(1,525,080)	846,283
Other income (expense)
Other	108,066	577,780
Interest expense	(112,152)	(39,944)
Interest expense – related party	(135,904)	(111,575)
Other income (expense)	(139,990)	426,261
Benefit (provision) for income tax
Current income tax	(4,250)	(13,162)
Deferred income tax	369,528	169,836
Benefit (provision) for income tax	365,278	156,674
Net Income	$(1,299,792)	$1,429,218

Basic earnings per share attributable to Coyuchi, Inc. common shareholders	$(1.18)	$1.32
Diluted earnings per share attributable to Coyuchi, Inc. common shareholders	$(1.18)	$0.06
Weighted average number of shares used to calculate for basic earnings (loss) per share	1,097,500	1,086,500
Weighted average number of shares used to calculate for diluted earnings (loss) per share	1,097,500	23,148,653

10

COYUCHI, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the Six Months Ended June 30, 2022 (unaudited) and the Year Ended December 31, 2021 (audited)

	Common Stock		Preferred A		Preferred A-1		Preferred B		Preferred B-1			Accumulated Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	APIC	(As restated)	Total ($)
Balance, January 1, 2021	1,086,500	11	814,583	1,221,875	4,766,537	9,533,074	13,853,048	6,926,524	1,848,557	2,772,836	1,639,335	(16,033,508)	6,060,647

Stock based compensation	-	-	-	-	-	-	-	-	-	-	93,386	-	93,386
Net Income (loss)	-	-	-	-	-	-	-	-	-	-	-	1,372,232	1,372,232
Balance, December 31, 2021	1,086,500	11	814,583	1,221,875	4,766,537	9,533,074	13,853,048	6,926,524	1,848,557	2,772,836	1,733,221	(14,661,276)	7,526,265

Exercise of Options	22,000	-	-	-	-	-	-	-	-	-	6,600		6,600
Net Income (loss)	-	-	-	-	-	-	-	-	-	-	-	(1,299,792)	(1,299,792)
Balance, June 30, 2022	1,108,500	11	814,583	1,221,875	4,766,537	9,533,074	13,853,048	6,926,524	1,848,557	2,772,836	1,739,821	(15,961,068)	6,233,873

11

COYUCHI, INC.

STATEMENTS OF CASH FLOWS

For the Six Months Ended June 30, 2022 and 2021

	For the Six Months Ended
	June 30, 2022 (unaudited)	June 30, 2021 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)	$(1,299,792)	$1,429,218
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	222,976	45,013
Gain on loan forgiveness	-	(579,200)
Gain on re-evaluation of lease	-	(32,383)
Income tax benefit	(365,278)	(156,674)
Net Changes in assets and liabilities:
Accounts receivable	302,231	(732,755)
Inventories	(2,019,413)	(569,336)
Prepaid and other current assets	434,226	(940,918)
Accounts payable	243,277	(376,465)
Other	(434,603)	(73,088)
Accrued liabilities	(641,571)	(93,129)
Net cash used in operating activities	(3,557,947)	(2,078,817)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment, net of disposals	(150,374)	(199,595)
Net cash used in investing activities	(150,374)	(199,595)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from lines of credit	1,093,085	-
Net proceeds from stock option exercise	6,600	-
Net cash provided by financing activities	1,099,685	-

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,608,636)	(2,278,412)
CASH AND CASH EQUIVALENTS, AT BEGINNING OF INTERIM PERIOD	3,182,926	5,096,405
CASH AND CASH EQUIVALENTS, AT END OF INTERIM PERIOD	$574,290	$2,817,993

Supplemental cash flow information
Cash paid for interest	$109,089	$132,491
Cash paid for taxes	$11,022	$4,127

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NOTE 1 – ORGANIZATION AND PRESENTATION

Coyuchi, Inc. (the “Company”) was incorporated in the state of California in 1991. The Company is a designer and marketer of organic Cotton and other natural fiber bedding, and apparel items for adults and young children and is headquartered in San Francisco, California. The company sells direct to consumers, retail stores, and hospitality customers. Finished goods are sourced from several countries. The company uses a third-party warehouse to store, process, and ship inventory to customers.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying unaudited financial statements include the accounts of the Company. The accompanying financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”) and generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and pursuant to the Regulation S-X. In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of such interim results.

The results for the unaudited condensed statement of operations and comprehensive loss are not necessarily indicative of results to be expected for the year ending December 31, 2022 or for any future interim period. The condensed balance sheet as of December 31, 2021 has been derived from the audited financial statements; however, it does not include all of the information and notes required by GAAP for complete financial statements. The accompanying unaudited condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2021 and notes thereto included in the Company’s amended offering statement on Form 1-A as filed at www.sec.gov on July 19, 2022.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Those estimates include the allowance for doubtful accounts and certain variable consideration included as part of revenue recognition. These estimates are inherently subject to judgement based on historical data of the Company and actual results could differ from those estimates.

COVID-19

The Company considered the impacts of the COVID-19 pandemic on the assumptions and inputs (including market data) supporting certain of these estimates, assumptions and judgements. The level of uncertainties and volatility in the global financial markets and economies resulting from the pandemic as well as the uncertainties related to the impact of the pandemic on our operations and financial performance means that these estimates may change in future periods, as new events occur and additional information is obtained.

Cash & Cash Equivalents

Cash consists of bank deposits and amounts in transit from banks for credit card and debit card transactions that will process in less than seven days. The company considers all highly-liquid investment securities with remaining maturities at the date of purchase of three months or less to be cash equivalents.

The Company’s cash is primarily maintained in checking accounts. These balances may, at times, exceed the U.S. Federal Deposit Insurance Corporation insurance limits. The Company has not experienced any losses on deposits of cash and cash equivalents.

Trade Receivables

Trade receivables represent amounts due from customers and are stated net of the allowance for doubtful accounts. The allowance for doubtful accounts is based on management’s assessment of the collectability of specific customer accounts, the aging of the accounts receivable, historical experience, and other currently available evidence. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the historical experience, management’s estimates of the recoverability of amounts due the Company could be adversely affected. Trade receivables of the Company as of June 30, 2022 and 2021 are net of allowance amounting to approximately $120,000 and $293,000, respectively.

13

Inventories and Inventories in Transit

Inventories and inventories in transit, which consist entirely of finished goods, are stated at the lower of cost (determined on the first in, first out basis) or net realizable value. The costs related to freight, import duties, and fees related to the purchases of inventories, are capitalized as part of the inventory, and are included in cost of sales as products are sold.

At any one time, inventories include items that have been written down to the Company’s best estimate of their realizable value. Judgment is required in estimating realizable value and factors considered are the age of merchandise, anticipated demand based on factors such as customer preferences and fashion trends, as well as anticipated markdowns to reduce the price of merchandise from its recorded retail price to a retail price at which it is expected to be sold in the future. These estimates are based on historical experience and current information about future events which are inherently uncertain. The inventory reserve of the Company has a balance of approximately $64,000 as of both June 30, 2022 and December 31, 2021, respectively.

The Company accrues for inventories in transit once it takes legal ownership and title to the merchandise. As of June 30, 2022 and December 31, 2021, inventories in transit amount to approximately $2,709,000 and $4,532,000, respectively.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of major classes of depreciable assets are as follows:

Estimated Useful Life
Website and internal-use software	3 Years
Computer Equipment	5 Years
Furniture and Fixtures	7 Years
Leasehold improvements	The lessor of the life of the leasehold with renewals or 7 Years

Repairs and maintenance are charged to expense as incurred, and costs of significant renewals and improvements are capitalized. The cost of assets sold or retired, and the related accumulated depreciation or amortization are removed from the accounts; any resulting gain or loss is included in operations. The Company includes its website and internal use software as part of Property and Equipment.

Costs incurred during the development stage related to website or other internally developed software additions are capitalized. Amortization of such costs occurs on a straight-line basis over the estimated useful life of the related asset and begins once the asset is ready for its intended use. Subsequent costs to maintain these assets are charged to expense, as incurred.

Intangible Asset – Trade Name

The Company’s intangible asset pertains to the trade name related to the Coyuchi brand that was acquired in 2007. Trade names have an indefinite life and are not subject to amortization, but are being reviewed annually (or more frequently if impairment indicators arise) for impairment. Impairment indicators include the significant decrease in the fair value of an asset, significant adverse changes in the extent or use or physical condition of an asset, significant adverse change in legal or regulatory factors affecting an asset, operating or cash flow losses (or a projection of losses) that demonstrate continuing losses associated with the use of an asset, or a current expectation that, more likely than not, an asset will be sold or disposed. Management believes that there is no impairment on the Company’s trade name as of June 30, 2022 and December 31, 2021.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the carrying amount of the asset exceeds its estimated undiscounted net cash flows, before interest, the Company will recognize an impairment loss equal to the difference between its carrying amount and its estimated fair value. If impairment is recognized, the reduced carrying amount of the asset will be accounted for as its new cost. For a depreciable asset, the new cost will be depreciated over the asset’s remaining useful life. Generally, fair values are estimated using discounted cash flow, replacement cost or market comparison analyses. The process of evaluating for impairment requires estimates as to future events and conditions, which are subject to varying market and economic factors. Therefore, it is reasonably possible that a change in estimate resulting from judgments as to future events could occur which would affect the recorded amounts of the asset. No impairment losses were recorded for the six months ended June 30, 2022 or the year ended December 31, 2021.

Deferred Issuance Costs

The Company’s deferred issuance costs pertains to the legal, professional, printing and other costs which are directly related to the upcoming issuance of the Company’s Series C Preferred Stock. The said costs are capitalized in asset as the shares are yet to be issued. Upon issuance of the shares, the amount capitalized in this account will be credited against the additional paid in capital in relation to the issuance, and any excess of the deferred costs over the additional paid in capital will be directly charged to expense.

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Revenue Recognition

Effective January 1, 2019, we adopted ASC Topic 606, Revenue from Contract with Customers (“ASC 606”) under the retrospective method. The standard requires entities to recognize revenue upon transfer of goods or services to customers in amounts that reflect the consideration that the entities expect to receive in exchange for those goods or services. ASC 606 also requires the deferral of incremental costs of obtaining a contract with a customer.

Revenue primarily consists of sales of organic cotton and other natural fiber bedding, bath, and apparel items to wholesale customers, direct-to-consumer sales through the Company’s website and consignment sales through Bloomingdale’s. Revenue is recognized when control of promised goods or services is transferred to a customer in an amount that reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company has three Revenue channels: Wholesale, Direct-to-consumer, and Others. Wholesale pertains to sales made to customers who order in bulk with the intent to resale the purchased goods. Direct-to-consumers pertain to sales made directly to end-users. Other channels pertain to sales to the hospitality industry or sales made during one-time events such as liquidation sales

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. Discounts are recorded as a reduction to revenue when the order is accepted. The customer has no cancellation privileges after shipment, other than customary rights of return. The Company’s standard terms for online sales allow for returns anytime if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved.

For the Company’s wholesale customer transactions, a contract exists when a written contract is received, or in the absence thereof, a written purchase order is received, and control transfers at the time of shipment or the time of delivery, depending upon the specific terms of customer arrangement. For consignment sales, which include Bloomindale’s consignment sales, the Company recognizes sales, net of discounts and expected returns from consignees, upon the consignee’s shipment to the customer. For the Company’s direct-to-consumer transactions, a contract exists when an order is placed online and control transfers upon shipment of merchandise to customer. Generally, all of the Company’s transactions with its customers include a single performance obligation delivered at a point in time. Postage and handling charges billed to customers are also recognized as sales upon shipment of the related merchandise. The typical payment terms for wholesale customers are net 60-days. On the other hand, direct-to-consumer payments are made upon completion of the order.

The following table presents the Company’s revenues disaggregated into categories based on the sales channel for the six months ended June 30, 2022 and 2021:

	For the Six Months Ended
	June 30, 2022	June 30, 2021
Direct-to-consumers	$12,965,440	$14,718,045
Wholesale	2,426,123	2,297,430
Others	645,163	600,256
Adjustments, Discounts and Refunds	(2,237,245)	(2,462,505)
Net Sales	$13,799,481	$15,153,226

Revenue from gift cards is deferred and recognized upon the redemption of the cards. Gift cards have no expiration date. The Company performs an evaluation of historical redemption patterns from the date of original issuance to estimate future period redemption activity and may recognize revenue on the statement of operations in future years related to breakage. No amounts were recognized as a revenue on the statement of operations related to breakage during the years ended December 31, 2021 and 2020. Gift cards totaled to approximately $215,000, $204,000, and $142,000 as of June 30, 2022 and December 31, 2021 and 2020, respectively, and are included in accrued liabilities on the balance sheet.

The company deducts discounts, sales tax, and estimated returns to arrive at net sales. Discounts are recorded as a reduction to revenue when the order is accepted. Sales tax collected from clients is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities.

The Company’s standard terms for online sales allow for returns within 1 year from the date of sale, if properly requested and approved. For wholesale sales, as is customary in the industry, the Company allows returns from wholesale customers if properly requested and approved. Costs of returns are recorded as a current asset rather than net with the sales returns reserve liability. The company’s allowance for returns, which is included in accrued liabilities in the balance sheet, was approximately $331,000 and $512,000 as of December 31, 2021 and 2020 respectively.

All shipping and handling costs are accounted for as fulfillment costs and are not evaluated as a separate performance obligation. The customer has no cancellation privileges after shipment, other than customary rights of return.

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Marketing Costs

Marketing and advertising costs were $3,678,000 and $3,543,000 for the six month periods ended June 30, 2022 and 2021, respectively, and are included in marketing and advertising expenses on the statement of operations. Advertising costs are expensed when incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary difference between the financial statement carrying amount of existing assets and liabilities and the respective tax bases. Deferred tax assets and liabilities are measure using enacted tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company intends to file for income taxes for the year ended December 31, 2022. The Company accounts for interest and penalties generated by income tax contingencies as interest expense in the statement of operations. No interest and penalties have been recorded for the six month periods ended June 30, 2022 and 2021.

Earnings per share

Earnings per share may either be basic of diluted. The Company computes for the basic earnings per share by dividing the net income over the weighted number of common shares issued and outstanding for the year. For diluted earnings per share, the dilutive effects of potential common shares are considered in the computation. Potential common shares include stock which may be issued from conversion of a debt or equity instrument, exercising of stock warrants and options, among others.

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Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily cash and receivables. The Company generally deposits its cash with insured depository institutions and from time to time such amounts on deposit may exceed the amount of federal deposit insurance limit.

The Company sources its products from several vendors. During the six months ended June 30, 2022 and 2021, three suppliers accounted to 55% and 56% of the purchase of goods of the Company, respectively.

During the six months ended June 30, 2022 and 2021, three wholesale customer accounted for 23% and 25% of the accounts receivable of the Company, respectively.

Fair Value of Financial Instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

●	Level 1- Quoted prices in active markets for identical assets or liabilities.

●	Level 2- Observable inputs other than quoted prices in active markets for identified assets and liabilities, quoted prices for identical or similar assets or liabilities in active markets, or other inputs observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

●	Level 3- Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The Company’s financial instruments, which include cash, receivables, accounts payable, accrued liabilities, customer deposits, line of credit, notes payable and long-term debt, are carried at amounts that approximate fair value due to their short-term maturities or the short-term nature of the accounts. The fair value of the Company’s non-current portion of long-term debt, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Stock Based Compensation

Stock based compensation is measured at the grant date based on the fair value of the award and is recognized as compensation expense on a straight-line basis over the service period, which is generally the vesting period. The fair value of the Company’s common stock underlying stock options has to date been determined through use of valuation specialists performing a valuation under the requirements of Internal Revenue Code Section 409(a).

The Company has elected to use the Black-Scholes Merton (“BSM”) option-pricing model to determine the fair value of stock options granted in the period of these financial statements. The Company utilizes the BSM model when the options granted do not include complex vesting provisions, such as market or performance conditions, or contain provisions that trigger liability accounting under either ASC 480 or ASC 815. The BSM pricing model requires various assumptions and estimates, including the fair value of the underlying, volatility of the underlying, risk-free interest rates, dividend rates and expected option term. The Company accounts for forfeitures as they occur.

These assumptions used in the Black-Scholes option-pricing model, other than the fair value of our common stock (see the section titled “Common Stock Valuations” below), are estimated as follows:

●	Expected term. We estimate the expected term based on the simplified method for employees contained within Staff Accounting Bulletin No. 110.

●	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

●	Expected volatility. We estimate the volatility of our common stock on the date of grant based on the weighted-average historical stock price volatility of comparable publicly-traded companies in our industry group.

●	Expected dividend yield. Expected dividend yield is zero percent, as we have not paid and do not anticipate paying dividends on our common stock.

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Segment Reporting

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. The Company’s Chief Executive Officer is determined to be the CODM. The CODM has determined that in the period of these financial statements, the Company has only one segment, the sale of beddings and similar products to customers in the United States.

Leases

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the Company is required to determine of whether an arrangement contains a lease at inception and to recognize a lease liability and a right-of-use asset, for operating leases, or capitalized as property and equipment, for finance leases.

The Company has elected the “package of practical expedients” available upon adoption, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Calculation of the present value is based on the incremental borrowing rate of the Company, which is the interest rate applicable to the Company should the leased asset be acquired through financing, on a secured basis. Lease agreements in effect during the period of these financial statements contain options for the Company to renew the lease. The Company considers the options in the determination of the lease term by assessing the likelihood of the Company to utilize the renewal option.

Recently Issued Accounting Standards

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change in the financial statements.

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NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of June 30, 2022 and December 31, 2021:

	As of June 30, 2022	As of December 31, 2021
Website and internal-use software	$903,427	$784,669
Computer and Equipment	403,704	382,901
Furniture and fixtures	272,626	272,626
Leasehold improvements	96,231	96,231
Total	1,675,888	1,536,427
Less accumulated depreciation and amortization	(982,649)	(893,012)
Property and equipment, net	$693,339	$643,415

Depreciation and amortization expense for the six months ended June 30, 2022 and 2021 were approximately $100,451 and $40,339, respectively.

The Company is currently in the process of upgrading its customer resource management and accounting systems. The costs associated with the acquisition and development of the new systems are included as part of Software under development. The Company expects for the new systems to begin data migration and testing in the third quarter of 2022 and has updated the useful life of the legacy systems to expire in the third quarter of 2023. Upon implementation, the Company will begin amortizing the software costs.

NOTE 4 – LINE OF CREDIT LOANS

Line of credit loans consists of the following as of June 30, 2022 and December 31, 2021:

	As of June 30, 2022	As of December 31, 2021
Line of credit with First Republic Bank up to the amount of $3,750,000, which was extended to $4,750,000 in during the six month period ended June 30, 2022, at a rate the greater the variable “Index” rate equal to the average of the 12 month recently published yields on U.S. Treasury securities adjusted to a constant maturity one year plus a spread of 1.75% per annum, or a 2% floor per annum (2.25% at December 31, 2021 and 2020). Monthly interest payments are due on the 15th of each month, all outstanding principal and interest are due in full by January 15, 2022 and 2023; secured by securities held by a related third party.	$4,750,000	$3,750,000
Line of credit with Flexport up to a maximum amount of $2,000,000 at a rate of 2.5% of all outstanding eligible amounts per 90 days and a 0.15% monitoring fee earned, due and payable on the first day of each three-month period. The line of credit has no stated maturity, as it is renewed every 90 days upon consent of the Company and Flexport.	745,801	652,716
Total	$5,495,801	$4,402,716

The line of credit with First Republic Bank is secured by a pledge of all cash and accounts receivable of the Company and is guaranteed by a member of the Board of Directors of the Company (see Note 9).

The line of credit with Flexport allows the Company to finance the acquisition of inventory and the transportation costs associated with the importation of goods for sale by the Company to the United States. In the event of non-payment, Flexport or its affiliates have the right to obtain constructive possession, including withholding delivery of any or all in-transit inventory. The agreement with Flexport allows the Company to borrow on an individual inventory acquisition order up to a maximum of 100% of the inbound transportation cost and 80% of the inventory purchased, but the Company is limited across all its line of credit usage outstanding to 75% of the combined inbound cost in the aggregate.

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NOTE 5 – STOCKHOLDERS’ EQUITY

Common Stock

The Company has authorized for issuance up to 30,000,000 shares of a single class common stock, having a par value of $0.00001 per share. As of June 30, 2022, 1,108,500 common shares were issued and outstanding, and as of December 31, 2021, 1,086,500 common shares were issued and outstanding. The holders of the common stock are entitled to one vote for each share.

During the period of these financial statements, there have been no dividends declared and none are outstanding or unpaid on any shares of common stock.

Preferred Stock

The Company has authorized for issuance up to 24,500,000 shares of convertible preferred stock, all of which are designated and having a par value of $0.00001 per share. Outstanding preferred shares as of June 30, 2022 and December 31, 2021 are as follows: 1,848,557 shares of Series B-1 preferred stock, 13,853,048 shares of Series B preferred stock, 4,766,537 shares of Series A-1 preferred stock, and 814,583 shares of Series A preferred stock.

The holders of the preferred stock currently have no redemption rights. The characteristics of the preferred stocks are as follows:

Voting

The holders of Series B-1, B, A-1, and A preferred stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted. However, for as long as at least 435,000 shares of Series A preferred stock are outstanding, the holders thereof are entitled to elect two members of the Board of Directors by vote at each meeting or pursuant to written consent of the Company’s stockholders for the election of directors.

In addition, for as long as at least 435,000 shares of Series A preferred stock and 1,000,000 shares of Series B preferred stock are outstanding, the holders of the respective series of preferred stock, as a class, shall vote on the approval of the following: changes in the Articles of Incorporation or By-Laws, changes in the authorized number of preferred stock, changes in the number of members of the Board of Directors, voluntary dissolutions, liquidation, or winding up of the business, and agreements regarding acquisition of the Company.

Dividends

The holders of Series B-1, B, A-1, and A preferred stock shall be entitled to receive dividends at a rate equal to 4% of the original issue price of such shares (as defined), prior and in preference to any declaration or payment of any dividend on the common stock, payable when, as and if declared by the Company’s Board of Directors. The right to dividends is not cumulative and does not accrue to the holders of Series B-1, B, A-1, or A preferred stock.

During the period of these financial statements, no dividends have been declared on any series of preferred stock, nor were there any outstanding or unpaid dividends on any shares of preferred stock.

Liquidation Preference

In the event of a liquidation event (as defined), the holders of Series B-1 and B preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of Series A-1 and A preferred stock or the common stock. The liquidation preference for each share of Series B-1 and B preferred stock is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but unpaid dividends or (ii) the amount that would be distributable with respect to such shares had such shares of preferred stock been converted to common stock. Upon completion of the distribution to the holders of Series B-1 and B preferred stock, the holders of Series A-1 and A preferred stock shall be entitled to receive distributions out of the assets of the Company that are legally available for distribution or the consideration received in such a transaction before any distribution is made to the holders of common stock. The liquidation preference for each share of Series A-1 and A preferred stock is equal to the greater of (i) the original issue price (adjusted for stock dividends, stock splits, and the like) plus declared but unpaid dividends or (ii) the amount that would be distributable with respect to such shares had such shares of preferred stock been converted to common stock. Upon completion of the distribution to the holders of Series B-1, B, A-1, and A preferred stock, any remaining proceeds shall be distributed to the holders of common stock.

Conversion

The Series B-1, B, A-1, and A preferred stock may, at the option of the holder, be converted at any time into common stock using a formula which is determined by dividing the original issue price by the conversion price, as adjusted, at that time. Adjustments may occur in the event of standard anti-dilution events, including the issuance by the Company of any preferred or common stock at a price per share lower than that received by the purchaser of the respective preferred stock or any instrument convertible or exercisable into a share of preferred or common stock at a lower price per share. Certain issuances are exempt from the adjustment requirements, including those option grants issued to employees, directors and consultants by the Company for compensatory purposes.

As of June 30, 2022 and December 31, 2021, the rate of conversion of the all series of preferred stock is one is to one.

Reissuance

Each Series share of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise, shall not be reissued. None have been reacquired to date by the Company.

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NOTE 6 – STOCK OPTIONS AND WARRANTS

Stock Option Plan

In 2009, the Company established the Coyuchi, Inc. 2009 Stock Plan (the “2009 Stock Plan”). The 2009 Stock Plan expired as to new grants in 2019. Options that were issued and remained outstanding under the 2009 Stock Plan remain exercisable for the remaining contractual terms of those options. In 2020, the Company established the Coyuchi, Inc. 2020 Stock Plan (the “2020 Stock Plan”). The Board of Directors are the administrators of the 2020 Stock Plan, but may designate any officer or Executive of the Company to execute its duties under the 2020 Stock Plan.

As of December 31, 2021, the 2020 Stock Plan has reserved a total of 1,274,485 shares of the Company’s common stock for issuance, of which 104,485 are available for grant. As of June 30, 2022, the 2020 Stock Plan has reserved a total of 1,891,633 shares of the Company’s common stock for issuance, of which 171,633 are available for grant.

The Company’s stock-based compensation was $93,386 for the year ended December 31, 2021. As of December 31, 2021, there was $256,760 remaining of stock-based compensation is to be recognized over a weighted-average remaining vesting period of 2.76 years. The Company intends to re-evaluate the stock options by December 31, 2022 in order to record the stock-based compensation expense for the year. Also, management had assessed that there would be minimal impact if assessment as of and for the six months ended June 30, 2022.

Warrants

On January 5, 2022, the Company issued warrants to Manhattan Street Capital in connection with the Company’s Regulation A+ financing. The total number of shares exercisable under those warrants shall equal the total project management retainer fee divided by the exercise price. The exercise price of the warrants equals fifty percent (50%) of the initial price at which securities are to be sold during the Regulation A+ financing. The Company accounts for these warrants in accordance with ASU 2017-11, and the value of these warrants is contained within equity, both increasing and decreasing additional paid-in capital for a net zero effect. The Company intends to re-evaluate the warrants by December 31, 2022 in order to record any changes in fair value for the year, as management had assessed that there would be minimal impact if assessment is made as of June 30, 2022.

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NOTE 7 – COMMITMENTS, LEASES

Office and retail space lease

On January 1, 2020, the Company adopted Accounting Standards Update 2016-02, Leases (“ASC 842”), as amended, and the subsequent amendments thereto. Under the new guidance, the determination of whether an arrangement contains a lease is made at the inception by evaluating whether the arrangement contains a right to use an identifiable asset and whether the Company obtains substantially all of the economic benefits from and has the ability to direct the use of the asset. The lease is then included in the right of use asset and operating lease liabilities in the Company’s Balance Sheets, based on the present value of the minimum lease payments over the lease term at the lease commencement date.

The standard provides a number of optional practical expedients in applying the transition. The Company expects to elect the “package of practical expedients”, which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company does not expect to elect the use-of hindsight or the practical expedient pertaining to land easements due to its inapplicability.

Leases are classified as either operating or finance lease on the lease commencement date, based on the present value of the minimum lease payments. Present value is determined based on the borrowing rate of the Company. Lease expense for operating leases is recognized on a straight-line basis over the lease term. Currently, all of the leases of the Company are classified as operating leases.

The Company enters into lease arrangements primarily for the office, warehouse, and showroom facilities used in the normal course of business. However, it should be noted that warehouse space included as part of a contract for logistics services is not treated as right of use assets as the Company has no direct control over such assets. The Company’s leases have remaining terms of 1 to 4 years, with renewal options of up to 5 years. The Company’s leases do not include residual guarantees nor bargain purchase options.

The Company includes lease renewal in the determination of the lease term if, after consideration of the relevant economic factors such as expected market lease rates for similar assets in the renewal option period, changes made in the leased assets, costs of transfers, among others, it is reasonably certain that the Company will exercise the option in full or up to the extent that the renewal option will be exercised.

The Company’s weighted average discount rate for its leases is 2.25%.

After initial recognition, remeasurement is made when a lease is either partially derecognized, fully derecognized, or additions to the lease is made. In 2021, below were the changes in the leases of the Company:

●	In February 2021, the Company extended its office lease for the period from January 2021 to December 2022. The lease has an option to renew from one to five years. The option is expected to be renewed for a 2 year period. The extension of the lease agreement resulted into remeasurement of right of use asset and lease liability, with additions amounting to $360,632 and $339,926, respectively.

●	In March 2021, the Company extended its sales room lease for the period from April 1, 2021 to March 31, 2024. The lease has an option to renew for an additional 2 years. Management believes that the renewal option will be exercised in full. The lease was originally accounted for as a short-term lease from July 1, 2020 to March 31, 2021.

In accordance with the Financial Accounting Standards Board’s recent Staff Q&A regarding rent concessions related to the effects of the COVID-19 pandemic, the Company has elected to remeasure the right of use asset and lease liability upon the lessor’s extension of the rent concessions due to the COVID-19 pandemic. Present value of the adjusted lease payments were re-assessed and adjusted accordingly to come up with the balance of the lease liability and right-of-use asset.

Right of use asset, net of amortization, and lease liability as of June 30, 2022 and December 31, 2021 are as follows:

	As of June 30, 2022	As of December 31, 2021
Right-of-use asset, net of amortization	$681,166	$803,691
Lease liability (charged under Other Accruals)	$700,970	$817,130

Operating lease costs charged to general and administrative expense for the six months ended June 30, 2022 and 2021 are $130,865 and $121,074, respectively.

As of June 30, 2022, the Company’s lease liabilities mature as follows:

As of June 30, 2022
2022	$126,000
2023	265,140
2024	276,573
2025	44,232
2026 and onwards	11,139
Total lease payments	723,084
Less imputed interest	(22,114)
Present value of lease liabilities	$700,970

Operating leases have a remaining useful life of 4.5 years and 5 years as of June 30, 2022 and December 31, 2021, respectively.

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NOTE 8 – EARNINGS PER SHARE

The factors used in the computation of the earnings per share (EPS) by the Company for the six months ended June 30, 2022 and 2021 are as follows:

	For the Six Months Ended
	June 30, 2022	June 30, 2021
Basic EPS
Numerator
Net income (loss)	$(1,299,792)	$1,429,218
Denominator
Weighted-average common shares outstanding	1,097,500	1,086,500
Basic EPS	$(1.18)	$1.32

Diluted EPS
Numerator
Net income	$(1,299,792)	$1,429,218
Denominator
Weighted-average common shares outstanding	1,097,500	1,086,500
Dilutive effects of convertible preferred stock Series A, A-1, B, and B-1	-	21,282,725
Dilutive effects of incremental shares from options	-	779,428
Total	1,097,500	23,148,653
Diluted EPS	$(1.18)	$0.06

NOTE 9 – RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with a director and shareholder of the Company to guarantee and to pledge certain securities with First Republic Bank, as part of the letter of credit of the Company with First Republic Bank. In exchange, the Company has agreed to pay interest on the securities pledged at the rate of 6% per annum. The interest incurred for the six months ended June 30, 2022 and 2021 amounts to $135,904 and $111,575, respectively.

NOTE 10 – SUBSEQUENT EVENTS

As part of the proposed Regulation A+ transaction, in July of 2022 the Company designated a new series of preferred stock known as Series C Preferred. In August of 2022 certain current shareholders of the Company exchanged some of their existing preferred stock for Series C Preferred and converted the balance of their existing preferred stock into common stock. It is the Company’s newly authorized Series C Preferred that are offered by the Company and by these certain current shareholders in the Regulation A+ transaction. A total of 3,703,000 shares of Series C Preferred and 11,029,311 shares of common stock were issued to current shareholders in exchange for 301,794 shares of Series A preferred stock, 4,766,537 shares of Series A-1 preferred stock, 7,816,126 shares of Series B preferred stock, and 1,848,557 shares of Series B-1 preferred stock. The total proceeds to the Company from the Regulation A+ offering is currently expected on a gross basis, before fees and expenses to be approximately $16 million. The Company will not receive proceeds from sales by the current shareholders.

On July 29, 2022, the revolving line of credit of the Company with Flexport was extinguished. Subsequently, the Company entered into a revolving credit agreement with Merchant Financial Group at an aggregate amount of $5,500,000. The amounts due in relation to the revolving credit shall bear interest equal to the greater between (i) 6.5% and (ii) Prime Rate plus 3%. The “Prime Rate” means the prime commercial interest rate as published in the Money Rates column of The Wall Street Journal (Eastern Edition); provided if the Money Rates column of The Wall Street Journal ceases to be published or otherwise does not designate a “prime rate” for any reason, Lender may use a similar published prime rate. Interest shall accrue on a daily basis and shall be payable monthly in arrears on the first day of each month.

In August 2022, the Company entered into a revolving credit agreement with a related party. The Company may obtain promissory notes, at any one time, not exceeding $4,750,000 from the related party. The note shall bear interest at a rate of 7.75% + 12MAT Index, rounded to the nearest 1/8%, per annum. The 12MAT Index shall pertain to the twelve recently published monthly yields from United States Treasury securities adjusted to a constant maturity of one year as published by the Board of Governors of the Federal Reserve System in the Statistical Release H.15. As of date of submission of this report, the $4,750,000 note was fully drawn. The note, together with the accrued interest, shall be due and payable on December 31, 2024.

On October 1, 2022, the Company upgraded its Enterprise Resource Planning application to Oracle NetSuite in order to improve and streamline the operations, customer service, management and financial reporting process.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Special Financial Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on November 3, 2022.

COYUCHI, INC.

By:	/s/ Eileen Mockus
Eileen Mockus
President and Chief Executive Officer

This Special Financial Report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Eileen Mockus	President, Chief Executive Officer and Director	November 3, 2022
Eileen Mockus	(principal executive officer)

/s/ Farid Naghipour	Controller (principal financial and accounting officer)	November 3, 2022
Farid Naghipour